Moelis & Company

399 Park Avenue, 5th Floor

New York, New York 10022

(212) 883-3800

December 14, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         David Lin, Assistant Director

Re:                                     Moelis & Company
Registration Statement on Form S-3
Filed November 25, 2016, as amended
File No. 333-214083

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Moelis & Company (the “Registrant”) requests the acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:30 p.m., Eastern Time, on December 16, 2015, or as soon thereafter as practicable.

The Registrant acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3497 and that such effectiveness also be confirmed in writing.

* * * * *

Sincerely,

MOELIS & COMPANY

	By:	/s/ Osamu Watanabe
	Name:	Osamu Watanabe
	Title:	General Counsel

cc: Skadden, Arps, Slate, Meagher & Flom LLP